UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 12)

Bovie Medical Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

032347205
(CUSIP Number)

3/9/2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
           X  Rule 13d-1(c)
                Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 032347205

1	Name of Reporting Person
RENN Universal Growth Investment Trust
00-0000000
2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
United Kingdom

5	Sole Voting Power
1,421,259 (1)

6	Shared Voting Power
1,946,601 (1)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
1,421,259 (1)

8 Shared Dispositive Power
1,946,601 (1)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
1,421,259 (1)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11	Percent of Class Represented by Amount in Row (9) 8.1%

12	Type of Reporting Person (See Instructions)
IV

(1)
RENN Universal Growth Investment Trust (RUSGIT) is the record owner and beneficial owner of 1,421,259 shares of the common stock of Bovie Medical Corp.  RUSGIT shares voting and dispositive power over their respective shares with RENN Capital Group, Inc. ("RENN") and RENN Entrepreneurial Fund Limited ("RENN Entrepreneurial") and RENN Global Entrepreneurs Fund, Inc. (" RENN Global") pursuant to an investment advisory agreement.  Mr. Cleveland is the President of RENN, RENN Global  and may be deemed to be the beneficial owner of the shares of common stock.  Mr. Cleveland disclaims any such beneficial ownership.

SCHEDULE 13G
CUSIP No. 032347205

1	Name of Reporting Person
RENN Global Entrepreneurs Fund Inc.
75-2533518
2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
Texas

5	Sole Voting Power
402,500 (2)

6	Shared Voting Power
1,946,601 (2)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
402,500 (2)

8 Shared Dispositive Power
1,946,601 (2)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
402,500 (2)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11	Percent of Class Represented by Amount in Row (9)
2.3%

12	Type of Reporting Person (See Instructions)
IV

(2)
RENN Global Entrepreneurs Fund, Inc. (RENN Global) is the owner and beneficial owner of 402,500 shares of the common stock of Bovie Medical Corp.  RENN Global shares voting and dispositive power over their respective shares with RENN Capital Group, Inc. ("RENN") and RENN Universal Growth Investment Trust ("RUSGIT") and RENN Entrepreneurial Fund Limited ("RENN Entrepreneurial") pursuant to an investment advisory agreement.  Mr. Cleveland is the president of RENN, RENN Global and may be deemed to be the beneficial owner of the shares of common stock.  Mr. Cleveland disclaims any such beneficial ownership.

SCHEDULE 13G
CUSIP No. 032347205

1	Name of Reporting Person
RENN Entrepreneurial Fund Ltd.
00-0000000
2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
Guernsey

5	Sole Voting Power
122,842 (3)

6	Shared Voting Power 1,946,601 (3)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
122,842 (3)

8 Shared Dispositive Power
1,946,601 (3)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
122,842 (3)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11		Percent of Class Represented by Amount in Row (9)
0.7%

12		Type of Reporting Person (See Instructions)
IV

(3)
RENN Entrepreneurial Fund Ltd. ("RENN Entrepreneurial") is the record owner and beneficial owner of 122,842 shares of the common stock of Bovie Medical Corp.  RENN Entrepreneurial Fund Ltd. shares voting and dispositive power over their respective shares with RENN Capital Group, Inc. (RENN) and RENN Global Entrepreneurs Fund, Inc. (RENN Global") and RENN Universal Growth Investment Trust ("RUSGIT") pursuant to an investment advisory agreement.  Mr. Cleveland is the president of RENN, RENN Global and may be deemed to be the beneficial owner of the shares of common stock.  Mr. Cleveland disclaims any such beneficial ownership.

SCHEDULE 13G
CUSIP No. 032347205

1	Name of Reporting Person
RENN Capital Group Inc
75-2053968
2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
Texas

5	Sole Voting Power
0

6	Shared Voting Power 1,946,601 (4)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
1,946,601 (4)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
0

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11		Percent of Class Represented by Amount in Row (9)
0%

12		Type of Reporting Person (See Instructions)
IA

	(4)	RENN Capital Group, Inc. ("RENN") is investment adviser to RUSGIT, RENN Global, & RENN Entrepreneurial. RUSGIT, RENN Global & RENN Entrepreneurial are the record owners of the common stock of Bovie Medical Corp. They share voting and dispositive power over their respective shares with RENN Capital Group, Inc. (RENN) pursuant to an investment advisory agreement. Mr. Russell Cleveland is the President of RENN Capital Group, Inc., RENN Global and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

SCHEDULE 13G
CUSIP No. 032347205

1	Name of Reporting Person
Russell Cleveland

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
United States

5	Sole Voting Power
0

6	Shared Voting Power 1,946,601 (4)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
1,946,601 (4)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
0

10

11	Percent of Class Represented by Amount in Row (9)
0%

12	Type of Reporting Person (See Instructions)
IN

Item 1.
	(a)	Name of Issuer
Bovie Medical Corp.

	(b)	Address of Issuer's Principal Executive Offices:
734 Walt Whitman Rd. New York, NY 11747

Item 2.
	(a)	Name of Person Filing:
RENN Universal Growth Investment Trust RENN Global Entrepreneurs Fund Inc. RENN Entrepreneurial Fund Ltd. RENN Capital Group Inc. Russell Cleveland

	(b)	Address of Principal Business Office or, if none, Residence
RENN Capital Group, Inc. 8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206

	(c)	Citizenship
United Kingdom, Texas, Guernsey, United States, Texas

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number 032347205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
RUSGIT - 1,421,259 RENN Global - 402,500 RENN Entrepreneurial - 122,842 RENN Capital Group – 0 Russell Cleveland – 0

	(b)	Percent of class:
RUSGIT - 8.1 % RENN Global - 2.3% RENN Entrepreneurial - 0.7% RENN Capital Group – 0% Russell Cleveland – 0%

	(c)	Number of shares to which the person has:

		(i)	Sole power to vote or to direct the vote:
RUSGIT - 1,421,259 RENN Global - 402,500 RENN Entrepreneurial - 122,842 RENN Capital Group – 0 Russell Cleveland – 0

		(ii)	Shared power to vote or to direct the vote:
1,946,601 (4)

		(iii)	Sole power to dispose or to direct the disposition of:
RUSGIT - 1,421,259 RENN Global - 402,500 RENN Entrepreneurial - 122,842 RENN Capital Group – 0 Russell Cleveland – 0

		(iv)	Shared power to dispose or to direct the disposition of:
1,946,601 (4)
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.
Certification
     (a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired are are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     (b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENN Universal Growth Investment Trust.

Date: March 20, 2012	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, RENN Capital Group, Inc., Investment Advisor

RENN Global Entrepreneurs Fund Inc.

Date: March 20, 2012	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, CEO, Director

RENN Entrepreneurial Fund Ltd.

Date: March 20, 2012	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, RENN Capital Group, Inc., Investment Advisor

RENN Capital Group Inc.

Date: March 20, 2012	By:	/s/ Russell Cleveland
	Name:	President

Russell Cleveland

Date: March 20, 2012	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland